UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal years ended December 31, 2003 and 2002

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Foot Locker 401(k) Plan

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Foot Locker, Inc.
112 West 34th Street
New York, NY 10120

FOOT LOCKER 401(k) PLAN

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Foot Locker 401(k) Plan Administrator:

We have audited the accompanying statements of net assets available for benefits of the Foot Locker 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 25, 2004

FOOT LOCKER 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003			2002

	Participant- Directed	Nonparticipant- Directed		Participant- Directed	Nonparticipant- Directed

	Total Funds	Foot Locker Stock Fund	Total	Total Funds	Foot Locker Stock Fund	Total

Assets:
Investments, at fair value	$46,227,772	$10,208,763	$56,436,535	$30,932,028	$3,772,563	$34,704,591
Participant loans	1,203,467	—	1,203,467	1,309,934	—	1,309,934
Receivables:
Employer’s contribution	—	1,397,902	1,397,902	—	1,403,441	1,403,441

Total assets	47,431,239	11,606,665	59,037,904	32,241,962	5,176,004	37,417,966

Liabilities:
Excess contributions payable to participants	493,917	—	493,917	193,828	—	193,828

Net assets available for benefits	$46,937,322	$11,606,665	$58,543,987	$32,048,134	$5,176,004	$37,224,138

See accompanying notes to financial statements.

FOOT LOCKER 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003			2002

	Participant- Directed	Nonparticipant- Directed		Participant- Directed	Nonparticipant- Directed

	Total Funds	Foot Locker Stock Fund	Total	Total Funds	Foot Locker Stock Fund	Total

Additions to (reductions from) net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$10,249,932	$5,664,148	$15,914,080	$(7,236,240)	$(1,809,477)	$(9,045,717)
Dividends	333,821	51,949	385,770	410,318	—	410,318
Interest	53,838	—	53,838	62,723	—	62,723

Total investment income (loss)	10,637,591	5,716,097	16,353,688	(6,763,199)	(1,809,477)	(8,572,676)

Contributions:
Participant	8,813,798	—	8,813,798	9,412,217	—	9,412,217
Employer’s	—	1,397,902	1,397,902	—	1,403,441	1,403,441

Total Contributions	8,813,798	1,397,902	10,211,700	9,412,217	1,403,441	10,815,658

Total additions to (reductions from)	19,451,389	7,113,999	26,565,388	2,649,018	(406,036)	2,242,982

Deductions from net assets attributed to:
Benefits paid to participants	(4,536,642)	(683,234)	(5,219,876)	(3,190,857)	(572,342)	(3,763,199)
Loan administration and administrative fees	(25,559)	(104)	(25,663)	(9,707)	(2,576)	(12,283)

Total deductions	(4,562,201)	(683,338)	(5,245,539)	(3,200,564)	(574,918)	(3,775,482)

Net increase (decrease) before transfers from plan	14,889,188	6,430,661	21,319,849	(551,546)	(980,954)	(1,532,500)
Transfers from plan (Note 3)	—	—	—	(1,575,628)	(185,233)	(1,760,861)

Net increase (decrease)	14,889,188	6,430,661	21,319,849	(2,127,174)	(1,166,187)	(3,293,361)
Net assets available for benefits:
Beginning of year	32,048,134	5,176,004	37,224,138	34,175,308	6,342,191	40,517,499

End of year	$46,937,322	$11,606,665	$58,543,987	$32,048,134	$5,176,004	$37,224,138

See accompanying notes to financial statements.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1)	Description of Plan

The following description of the Foot Locker 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Effective January 1, 2002, the Board of Directors of the Company appointed The Sterling Trust Company (“Sterling”) as the trustee of the Plan, replacing Scudder Trust Company (“Scudder”). Paine Webber was selected to be the new investment advisor, BISYS was selected to be the new recordkeeper and OppenheimerFunds was selected to provide investment management services to the Plan. The Plan’s assets, with the exception of the Foot Locker Stock Fund and the amounts invested in the Scudder New England Guaranteed Fund, were liquidated by Scudder and transferred to BISYS on January 1, 2002. Investments in the Foot Locker Stock Fund and the New England Guaranteed Fund were transferred in-kind to OppenheimerFunds together with the remaining Plan assets. The Plan balances invested at Scudder were transferred to new funds with similar investment and performance strategies. The New England Guaranteed Fund contracts were subsequently cancelled and invested in the Oppenheimer Capital Preservation Fund. On September 1, 2002, Matrix Capital Bank Trust Services replaced Sterling as the trustee. On December 20, 2002, Merrill Lynch began to provide investment advisory services to the Plan in place of Paine Webber.

	(a)	General

The Plan is a defined contribution plan generally covering all U.S. employees of Foot Locker, Inc. (the “Company”) and its affiliates that adopt the Plan, with the exception of the employees whose primary place of employment is in Puerto Rico. Eligible employees are those who have attained age twenty-one and completed one year of service consisting of at least 1,000 hours and who have enrolled in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan became effective as of January 1, 1996.

	(b)	Contributions

The Plan provides for automatic revocable enrollment in the Plan at a contribution rate of 2% of pre-tax annual compensation for participants who meet the eligibility requirements. The maximum allowable salary reduction contribution is 25% of pre-tax annual compensation, as defined in the Plan.  Participants may elect to change their contribution rate and salary reduction agreement as often as daily. In accordance with the Tax Reform Act of 1986, the maximum amount that a participant may contribute under the Plan is $12,000 for 2003 and $11,000 for 2002. Participants may also roll over certain amounts representing distributions from other qualified retirement plans prior to becoming eligible to participate in the Plan. However, additional contributions cannot be made until the completion of one year of service. For any participant who (i) has completed 1,000 hours of service during the Plan year and is actively employed by the Company on the last day of the Plan year or (ii) during the Plan year, has died, has become disabled or retired on or after normal retirement age, the Company also contributes 25% of such participant’s pre-tax contributions to the Plan up to the first 4% of the participant’s compensation earned during the Plan year. Matching contributions, at the Company’s option, are made either in shares of the Company’s common stock (“Foot Locker Shares”) or in cash to be invested in Foot Locker Shares, to be held in the Foot Locker

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1),	Continued

(b), continued

Stock Fund. Matching contributions for 2003 and 2002 were made entirely in Foot Locker Shares and were recorded at fair market value on the date of the Plan’s year-end. Additional contributions may be made at the discretion of the Company and are subject to certain limitations. These contributions are not eligible for matching contributions by the Company. No additional contributions were made for 2003 and 2002. In March 2004 and 2003, the Plan reimbursed certain participants for excess amounts contributed to the Plan during 2003 and 2002, respectively. Effective on January 1, 2002, participants who have attained the age of 50 may make catch-up contributions of up to $2,000 in 2003 and up to $1,000 in 2002, as defined by the Plan.

	(c)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contributions and allocations of the Company’s matching contribution and (b) Plan net earnings and reduced by (c) Plan net losses (including maintenance fees paid by the participant) and (d) loan initiation fees, when applicable. Allocations are based on participant’s salary deferrals or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

	(d)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s regular and discretionary matching contributions and earnings thereon is over a five-year period; a participant vests 20% per year after the first year of vesting service and is fully vested after five years of vesting service.

	(e)	Investment Options

Participants may change their investment options daily. Each participant may direct his or her contributions to the following funds in 1% increments:

Oppenheimer Champion Income Fund – Participant’s assets are invested in a mutual fund with a portfolio of high-yield, lower-rated fixed-income securities as a primary goal.  The fund secondarily seeks capital growth when consistent with its primary objective. Securities include lower-grade bonds and notes of corporate issuers, foreign corporate and government bonds and structured notes. The fund is designed to seek high current income and capital growth.

Oppenheimer Quest Balanced Value Fund – Participant’s assets are invested in a mutual fund that mainly invests in undervalued U.S. common stocks, preferred stocks and securities convertible into common stock issued by U.S. Corporations, corporate and government bonds, notes and other debt securities for investment income, which can be below investment grade. The fund’s primary objective is to seek capital growth and investment income.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1), Continued

(e), continued

Oppenheimer Quest Opportunity Value Fund – Participant’s assets are invested in a mutual fund with a diversified portfolio of stocks, bonds and cash equivalents, although it focuses primarily on stocks. The fund’s design is similar to the Quest Balanced Value Fund. The fund is designed to seek growth of capital.

Oppenheimer Capital Appreciation Fund – Participant’s assets are invested in a mutual fund with a portfolio of common stock of “growth” companies. “Growth” companies may be newer companies or established companies of any capitalization range, which may appreciate in value over the long-term. The fund is designed to seek capital appreciation.

Oppenheimer Global Fund – Participant’s assets are invested in a mutual fund which invests primarily in common stocks of U.S. and foreign countries.  The fund may invest without limit in foreign securities, in any country, including countries with developed or emerging markets. The fund is currently investing in developed markets such as the United States, Western European countries and Japan, in mid-cap and large-cap companies. The fund is designed to seek capital appreciation.

Oppenheimer Capital Preservation Fund – Participant’s assets are invested in a money market fund which mainly invests in the shares of other Oppenheimer mutual funds.  The fund also buys special investment contracts from financial institutions such as banks that are intended to stabilize the fund’s share prices. The fund’s shares are offered only to retirement plans and 403(b)(7) custodial plans. The fund is designed to seek high current income while seeking to maintain stable prices for its shares.

Fidelity Advisor Dividend Growth Fund – Participant’s assets are invested in a mutual fund which is designed to provide access to companies whose stocks are recognized for their potential to increase or begin paying dividends, which represents a company’s financial strength and growth potential.  The fund is designed to invest in companies in the technology and finance areas with stable growth.

Federated Max-Cap Index Fund - Participant’s assets are invested in a mutual fund which invests in a portfolio of large-cap stocks that correspond to the aggregate price and dividend performance of publicly traded common stocks comprising the S&P 500 Composite Stock Index.  The fund’s objective is to parallel the return of the S&P 500 Stock Index.

Fidelity Advisor Mid Cap Fund – Participant’s assets are invested in a mutual fund which invests in stocks of mid-cap corporations. The fund seeks to provide diversification and the potential for high returns.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1), Continued

(e), continued

John Hancock Small Cap Equity Fund - Participant’s assets are invested in a mutual fund which invests primarily in stocks of companies believed to be undervalued. The fund’s objective is to seek capital appreciation.

Calvert Income Fund – Participant’s assets are invested in a mutual fund which invests in bonds and other income-producing securities. The fund invests in selected investment-grade bonds, which produce high current income. The fund’s objective is to maximize long-term income combined with the preservation of capital.

Foot Locker Stock Fund - Participant’s assets are invested in Foot Locker Shares.  Foot Locker Shares may be obtained by the Trustee directly from the Company out of its authorized but unissued shares of common stock or out of its treasury shares, or on the open market.

Effective January 1, 1998, the Plan was amended to provide for the merger of the Eastbay Tax Relief Investment Plan (“Eastbay Plan”) into the Plan.  Eastbay, Inc. is a wholly owned subsidiary of the Company.  Prior to January 1, 2002, certain contributions of former participants of the Eastbay Plan were invested in the New England Guaranteed Fund. The fund was in the general account and was included in the general assets of the New England Mutual Life Insurance Company (“New England”) and earned a guaranteed rate of interest. Under the agreement between Eastbay, Inc. and New England, these monies could not be transferred to other funds within the Plan until the contracts expired.  The contracts were for a term of seven years and expired annually through 2004 or earlier, which was at the discretion of New England.  As the contracts expired, the monies were rolled over into the Scudder Stable Value Fund, an equivalent fixed income fund, and the participants were then able to reallocate the funds at their discretion. The Scudder New England Guaranteed Fund was not available for additional investments and all contracts were terminated by the end of 2002.

(f)	Participant Loans

Participants may borrow from their fund accounts once each year a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their total vested account balance (excluding matching contributions). Loan transactions are treated as transfers between the investment funds and the participant loans fund. Loan terms range up to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a rate of interest equal to the prime rate on the date of the loan distribution. Principal and interest is paid ratably through regular payroll deductions.

(g)	Payment of Benefits

Participants are eligible for a distribution on termination of service, death, disability or retirement.  A participant will receive a lump-sum amount equal to the fair market value of the participant’s vested interest in his or her account. A participant may elect to have the investment in the Foot Locker Stock Fund and vested Company matching contributions distributed in either cash or Foot Locker Shares.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(1), Continued

(g), continued

Participants are eligible for a distribution due to financial hardship under certain conditions. The amount of a hardship withdrawal may not exceed the cost associated with the financial hardship in addition to any mandatory federal income tax withholding, state and local income taxes or penalties incurred.

	(h)	Expenses of Administering the Plan

To the extent expenses of administering the Plan are not paid using forfeitures, the expenses are paid by the Company and therefore are not included in the accompanying financial statements.

	(i)	Forfeitures

Forfeitures are allocated as of the last day of the Plan year. Forfeitures are used to pay for administrative expenses of the Plan and then to reduce future matching contributions. In 2003 and 2002 all administrative expenses were paid from forfeited non-vested accounts. At December 31, 2003 and 2002, forfeited non-vested accounts totaled $205,983 and $81,981, respectively.

(2)	Summary of Accounting Principles

	(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of registered investment companies and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Foot Locker Shares are valued at quoted market price.  Participant loans are valued at their outstanding cost balances, which approximates fair value. Loan interest income is allocated to the investment fund from which the amount is borrowed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

	(d)	Payment of Benefits

Benefits are recorded when paid.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(3)	Transfers from Plan

In September 2001, the Company sold the stock of The San Francisco Music Box Company (“SFMB”). The SFMB participants’ account balances remained in the Foot Locker 401(k) Plan throughout the remainder of 2001 and continued to participate in the earnings, losses and benefits of the Plan. During 2002, the SFMB participants’ balances, which amounted to $1,760,861, were transferred to The San Francisco Music Box Company 401(k) Plan.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.

(5)	Tax Status

The Company received a favorable determination letter from the Internal Revenue Service with respect to the qualification of the Plan dated October 15, 2002. The Company believes that the Plan currently is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)	Concentrations of Risks and Uncertainties

The Plan offers a number of investment options including the Foot Locker Shares. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Foot Locker Stock Fund, which invests in the securities of a single issuer.

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(7)	Investments

          The following investments represent five percent or more of the Plan’s net assets at December 31, 2003 and 2002:

	December 31,

	2003		2002

Oppenheimer Quest Balanced Value Fund – 609,516 shares and 439,776 shares, respectively		$9,977,769		$5,554,382
Federated Max-Cap Index Fund – 345,950 shares and 316,166 shares, respectively		$7,773,504		$5,624,610
Oppenheimer Capital Preservation Fund – 565,537 shares and 532,233 shares, respectively		$5,655,366		$5,322,330
Oppenheimer Global Fund – 101,372 shares and 95,201 shares, respectively		$5,220,659		$3,450,104
Oppenheimer Quest Opportunity Value Fund – 161,500 shares and 146,834 shares, respectively		$5,108,234		$3,819,177
Oppenheimer Capital Appreciation Fund – 128,839 shares and 116,723 shares, respectively		$4,988,643		$3,491,194
Foot Locker Stock Fund – 613,982 shares and 547,864 shares, respectively	$	*14,280,666	$	**5,752,581

            *   438,915 shares, or $10,208,763 nonparticipant-directed
          **   359,291 shares, or $3,772,563 nonparticipant-directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $15,914,080 in 2003 and depreciated in value by $9,045,717 in 2002, as follows:

	2003	2002

Mutual funds	$7,980,602	$(6,355,102)
Common stock	7,933,478	(2,690,615)

	$15,914,080	$(9,045,717)

FOOT LOCKER 401(k) PLAN

Notes to Financial Statements
December 31, 2003 and 2002

(8)	Related Party Transactions

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various mutual funds which are owned and managed by Oppenheimer Funds, who has been designated as the investment manager. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. The Cash Management Trust primarily consists of a cash account that is used to facilitate the trustee in purchasing shares of the Company’s common stock. These transactions qualify as party-in-interest transactions.

(9)	Subsequent Event

In May 2004, the Company purchased approximately 350 Footaction stores from Footstar, Inc.  Effective May 7, 2004, the Plan was amended to allow each Footaction employee who was eligible to participate under the Footstar 401(k) Plan (the “Footstar Plan”) on May 1, 2004 to become a participant.  Hours of service will be credited with regard to the Footaction employee’s prior hours of service with Footstar, Inc. Any loan outstanding under the Footstar Plan on May 1, 2004 which is rolled over to the Plan shall continue to be repaid in accordance with the terms and conditions of the applicable promissory note and shall be considered a loan under the Plan.

FOOT LOCKER 401(k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2003

	Description of investment	Units / Shares	Market value

*	Oppenheimer Quest Balanced Value Fund	609,516	$9,977,769
	Federated Max-Cap Index Fund	345,950	7,773,504
*	Oppenheimer Capital Preservation Fund	565,537	5,655,366
*	Oppenheimer Global Fund	101,372	5,220,659
*	Oppenheimer Quest Opportunity Value Fund	161,500	5,108,234
*	Oppenheimer Capital Appreciation Fund	128,839	4,988,643
	John Hancock Small Cap Equity Fund	120,278	2,057,962
	Fidelity Advisor Mid Cap Fund	25,920	576,718
	Calvert Income Fund	16,885	288,061
	Fidelity Advisor Dividend Growth Fund	24,090	271,736
*	Oppenheimer Champion Income Fund	13,619	129,792
*	Foot Locker Stock Fund	613,982	14,280,666
*	Cash Management Trust	7,624	107,425
*	Participant loans receivable (1)		1,203,467

			$57,640,002

*      Party-in-interest as defined by ERISA

(1)     499 loans were outstanding at December 31, 2003, bearing interest at rates ranging from 4.00% to 9.50%.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

FOOT LOCKER 401(K) PLAN

	By:	/s/ SHANNON KELLY

Matrix Capital Bank Trust Services
Trustee of the Plan

Date: June 28, 2004

FOOT LOCKER 401(k) PLAN

INDEX OF EXHIBITS

Exhibit No. in Item 601 of Regulation S-K	Description

23	Consent of Independent Registered Public Accounting Firm